GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

08004312

12 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of a new wholly-owned subsidiary by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls..
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

Exemption No. 82-4962

BURSA MALAYSIA

General Announcement

Initiated by **GENTING - COMMON** on **11/08/2008 05:17:19 PM**
Ownership transfer to **GENTING** on **11/08/2008 05:23:53 PM**
Submitted by **GENTING** on **11/08/2008 06:03:52 PM**
Reference No **G-C-080811-30658**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF A NEW WHOLLY-OWNED SUBSIDIARY BY GENTING BERHAD

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Berhad ("the Company") has incorporated Prime Offshore (Labuan) Limited as its new wholly-owned subsidiary in the Federal Territory of Labuan, Malaysia. The aforesaid new subsidiary was incorporated on 8 August 2008 with an issued and paid-up capital of USD1/- for the purposes of investment and offshore financing.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

END